FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group

Date: November 13, 2012

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English translation of consolidated financial statements included in the Quarterly Report (“shihanki-houkokusho”) for the three months and six months ended September 30, 2012 submitted to the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Law of Japan

CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2012	September 30, 2012
	(Yen in millions)
Current assets:
Cash and cash equivalents	¥273,288	¥261,517
Short-term investments in debt and equity securities (Notes 4 and 5)	47,175	51,491
Other short-term investments (Note 4)	158,765	173,565
Trade receivables:
Notes	19,349	20,623
Accounts	225,578	225,379
Less allowances for doubtful accounts and sales returns	(4,583)	(4,334)

	240,344	241,668
Inventories (Note 6)	270,336	275,728
Advance payments	68,685	67,075
Deferred income taxes	45,049	40,501
Other current assets (Notes 5, 7 and 8)	40,961	42,132

Total current assets	1,144,603	1,153,677
Investments and advances:
Long-term investments in debt and equity securities (Notes 4 and 5)	372,779	416,063
Other long-term investments (Notes 4, 5 and 7)	19,098	13,827

Total investments and advances	391,877	429,890
Property, plant and equipment:
Land	60,600	60,067
Buildings	301,911	299,459
Machinery and equipment	719,146	726,944
Construction in progress	17,035	13,849
Less accumulated depreciation	(838,155)	(844,253)

Total property, plant and equipment	260,537	256,066
Goodwill	89,039	86,495
Intangible assets	49,653	45,888
Other assets (Note 7)	58,394	62,843

Total assets	¥1,994,103	¥2,034,859

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2012	September 30, 2012
	(Yen in millions)
Current liabilities:
Short-term borrowings	¥4,062	¥5,986
Current portion of long-term debt (Note 5)	10,610	8,930
Trade notes and accounts payable	102,699	107,477
Other notes and accounts payable	60,993	50,790
Accrued payroll and bonus	49,880	50,537
Accrued income taxes	13,496	16,225
Other accrued liabilities (Note 10)	29,940	34,405
Other current liabilities (Notes 5 and 8)	29,368	23,557

Total current liabilities	301,048	297,907
Non-current liabilities:
Long-term debt (Note 5)	21,197	19,009
Accrued pension and severance liabilities (Note 9)	32,441	30,177
Deferred income taxes	90,179	103,830
Other non-current liabilities (Note 10)	14,997	35,074

Total non-current liabilities	158,814	188,090

Total liabilities	459,862	485,997
Commitments and contingencies (Note 10)

Kyocera Corporation shareholders’ equity:
Common stock	115,703	115,703
Additional paid-in capital	162,617	162,894
Retained earnings	1,324,052	1,338,416
Accumulated other comprehensive income	(81,639)	(75,946)
Common stock in treasury, at cost	(51,228)	(51,240)

Total Kyocera Corporation shareholders’ equity	1,469,505	1,489,827
Noncontrolling interests	64,736	59,035

Total equity (Note 11)	1,534,241	1,548,862

Total liabilities and equity	¥1,994,103	¥2,034,859

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2011	2012
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥604,268	¥608,431
Cost of sales (Note 8)	427,322	451,798

Gross profit	176,946	156,633
Selling, general and administrative expenses (Notes 10 and 12)	109,183	130,742

Profit from operations	67,763	25,891
Other income (expenses):
Interest and dividend income	7,011	7,305
Interest expense (Note 8)	(1,016)	(861)
Foreign currency transaction gains, net (Note 8)	1,885	2,350
Other, net	(78)	1,047

Total other income (expenses)	7,802	9,841

Income before income taxes	75,565	35,732
Income taxes	24,838	11,877

Net income	50,727	23,855
Net income attributable to noncontrolling interests	(3,959)	1,516

Net income attributable to shareholders of Kyocera Corporation	¥46,768	¥25,371

Earnings per share (Note 14):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥254.93	¥138.31
Diluted	254.93	138.31
Average number of shares of common stock outstanding:
Basic	183,457	183,443
Diluted	183,457	183,443

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)—(Continued)

	Three months ended September 30,
	2011	2012
	(Yen in millions and shares in thousands, except per share amounts)
Net sales (Note 8)	¥299,037	¥310,705
Cost of sales (Note 8)	211,431	228,873

Gross profit	87,606	81,832
Selling, general and administrative expenses (Note 12)	53,156	53,939

Profit from operations	34,450	27,893
Other income (expenses):
Interest and dividend income	1,193	1,075
Interest expense (Note 8)	(501)	(428)
Foreign currency transaction gains, net (Note 8)	548	1,251
Other, net	(47)	1,214

Total other income (expenses)	1,193	3,112

Income before income taxes	35,643	31,005
Income taxes	11,658	10,927

Net income	23,985	20,078
Net income attributable to noncontrolling interests	(2,021)	(1,277)

Net income attributable to shareholders of Kyocera Corporation	¥21,964	¥18,801

Earnings per share (Note 14):
Net income attributable to shareholders of Kyocera Corporation:
Basic	¥119.73	¥102.49
Diluted	119.73	102.49
Average number of shares of common stock outstanding:
Basic	183,446	183,442
Diluted	183,446	183,442

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2011	2012
	Amount	Amount
	(Yen in millions)
Net income	¥50,727	¥23,855

Other comprehensive income (loss)—net of taxes
Net unrealized gains on securities (Notes 4 and 11)	3,807	25,009
Net unrealized gains on derivative financial instruments (Notes 8 and 11)	54	100
Pension adjustments (Notes 9 and 11)	(488)	(404)
Foreign currency translation adjustments (Note 11)	(30,926)	(21,446)

Total other comprehensive income (loss)	(27,553)	3,259

Comprehensive income	23,174	27,114
Comprehensive income attributable to noncontrolling interests	106	4,123

Comprehensive income attributable to shareholders of Kyocera Corporation	¥23,280	¥31,237

	Three months ended September 30,
	2011	2012
	Amount	Amount
	(Yen in millions)
Net income	¥23,985	¥20,078

Other comprehensive income (loss)—net of taxes
Net unrealized gains (losses) on securities (Notes 4 and 11)	(17,041)	35,849
Net unrealized gains on derivative financial instruments (Notes 8 and 11)	32	33
Pension adjustments (Notes 9 and 11)	(165)	(310)
Foreign currency translation adjustments (Note 11)	(24,400)	(2,771)

Total other comprehensive income (loss)	(41,574)	32,801

Comprehensive income (loss)	(17,589)	52,879
Comprehensive income (loss) attributable to noncontrolling interests	969	(956)

Comprehensive income (loss) attributable to shareholders of Kyocera Corporation	¥(16,620)	¥51,923

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2011	2012
	(Yen in millions)
Cash flows from operating activities:
Net income	¥50,727	¥23,855
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,393	33,535
Provision (recovery) for doubtful accounts and loss on bad debts	225	(30)
Write-down of inventories	2,608	5,662
Deferred income taxes	(1,057)	(2,942)
Foreign currency adjustments	(77)	738
Change in assets and liabilities:
(Increase) decrease in receivables	1,634	(15,360)
Increase in inventories	(36,086)	(20,360)
Decrease in advance payments	2,252	1,359
Increase in other current assets	(9,005)	(1,191)
Increase in notes and accounts payable	8,216	11,384
Increase in accrued income taxes	3,493	3,639
Increase (decrease) in other current liabilities	(1,953)	1,833
Increase (decrease) in other non-current liabilities	(2,993)	20,345
Other, net	(468)	(2,441)

Net cash provided by operating activities	51,909	60,026

Cash flows from investing activities:
Payments for purchases of available-for-sale securities	(3,010)	(7,611)
Payments for purchases of held-to-maturity securities	(42,747)	(29,094)
Proceeds from sales and maturities of available-for-sale securities	15,343	1,897
Proceeds from maturities of held-to-maturity securities	28,606	29,258
Acquisitions of businesses, net of cash acquired (Note 3)	(20,780)	(495)
Investment in an affiliate	(512)	(2,125)
Payments for purchases of property, plant and equipment	(33,301)	(28,477)
Payments for purchases of intangible assets	(2,427)	(3,057)
Acquisition of time deposits and certificate of deposits	(146,434)	(154,440)
Withdrawal of time deposits and certificate of deposits	162,102	139,715
Other, net	1,921	1,600

Net cash used in investing activities	(41,239)	(52,829)

Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	(1,500)	2,152
Proceeds from issuance of long-term debt	4,516	4,781
Payments of long-term debt	(7,019)	(5,953)
Dividends paid (Note 11)	(13,882)	(12,240)
Purchase of treasury stock	(530)	(13)
Other, net	(921)	(1,006)

Net cash used in financing activities	(19,336)	(12,279)

Effect of exchange rate changes on cash and cash equivalents	(9,842)	(6,689)

Net decrease in cash and cash equivalents	(18,508)	(11,771)
Cash and cash equivalents at beginning of period	273,471	273,288

Cash and cash equivalents at end of period	¥254,963	¥261,517

The accompanying notes are an integral part of these statements.

NOTES TO THE UNAUDITED QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1. ACCOUNTING PRINCIPLES, PROCEDURES AND FINANCIAL STATEMENTS’ PRESENTATION

In December 1975, Kyocera Corporation filed a registration statement, Form S-1 and a registration form for American Depositary Receipt (ADR) with the United States Securities and Exchange Commission (SEC) in accordance with the Securities Exchange Act of 1933 and made a registration of its common stock and ADR there. In February 1980, Kyocera Corporation again filed Form S-1 and a registration form for ADR with the SEC in accordance with the mentioned act, and in May 1980, listed its ADR on the New York Stock Exchange.

Kyocera Corporation has filed Form 20-F as an annual report with the SEC, which includes the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America, under section 13 of the Securities Exchange Act of 1934. Kyocera Corporation has also prepared quarterly consolidated financial statements in accordance with accounting principles generally accepted in the United States of America for interim financial statements. Accounting principles generally accepted in the United States of America consist of the Financial Accounting Standards Board (FASB)’s Accounting Standards Codification (ASC) and the SEC’s regulations for filing and reporting.

The following paragraphs identify the significant differences for Kyocera Corporation and its consolidated subsidiaries (Kyocera) between accounting principles generally accepted in the United States of America and accounting principles generally accepted in Japan.

(1) Revenue recognition

Kyocera adopts ASC 605, “Revenue Recognition.” Kyocera recognizes revenue when the risks and rewards of ownership have been transferred to the customer and revenue can be reliably measured.

(2) Business combinations

Kyocera adopts ASC 805, “Business Combinations.” Kyocera adopts the acquisition method and measures identifiable assets, liabilities and noncontrolling interests at fair value. Kyocera recognizes transaction and restructuring costs as expenses, and recognizes any tax adjustment made after the measurement period as income tax expenses. Kyocera records in-process research and development at fair value on acquisition date as a part of fair value of acquired business. In addition, Kyocera recognizes an asset acquired or a liability assumed in a business combination that arise from a contingency at fair value, at the acquisition date, if the acquisition date fair value of that asset or liability can be determined during the measurement period.

(3) Goodwill and other intangible assets

Kyocera adopts ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment.

(4) Lease accounting

Kyocera adopts ASC 840, “Leases.” Kyocera classifies a lease as an operating or a capital lease, and records all capital leases as an asset and an obligation.

(5) Benefit plans

Kyocera adopts ASC 715, “Compensation—Retirement Benefits.” Kyocera recognizes the overfunded or underfunded status of its defined benefit postretirement plans as an asset or liability in the consolidated balance sheet and recognizes changes in that funded status in the year in which the changes occur through comprehensive income. Prior service cost is amortized by the straight-line method over the average remaining service period of employees. Actuarial gain or loss is recognized by amortizing a portion in excess of 10% of the greater of the projected benefit obligations or the market-related value of plan assets by the straight-line method over the average remaining service period of employees.

(6) Unused compensated absence

Kyocera adopts ASC 710, “Compensation—General.” Kyocera records accrued liabilities for compensated absences that employees have earned but have not yet used.

(7) Income taxes

Kyocera adopts ASC 740, “Income Taxes.” Kyocera records assets and liabilities for unrecognized tax benefits based on the premise of being subject to income tax examination by tax authorities, when it is more likely than not that tax benefits associated with tax positions will not be sustained. Kyocera records the effect of a change in tax law or rates as a component of income tax provision, including the changes in the deferred tax assets and liabilities related to accumulated other comprehensive income (loss).

(8) Stock issuance costs

Stock issuance costs, net of taxes are deducted from additional paid-in capital.

2. SUMMARY OF ACCOUNTING POLICIES

(1) Basis of consolidation and accounting for investments in affiliated companies

The quarterly consolidated financial statements include the accounts of Kyocera Corporation, its subsidiaries in which Kyocera has a controlling financial interest and a variable interest entity for which Kyocera Corporation is the primary beneficiary under ASC 810, “Consolidation.” All significant inter-company transactions and accounts are eliminated. Investments in 20% to 50% owned companies are accounted for by the equity method, whereby Kyocera includes in net income its equity in the earnings or losses from these companies.

The consolidated variable interest entity for which Kyocera Corporation is the primary beneficiary does not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(2) Revenue recognition

Kyocera generates revenue principally through the sale of industrial components and telecommunications and information equipment. Kyocera’s operations consist of the following seven reporting segments: 1) Fine Ceramic Parts Group, 2) Semiconductor Parts Group, 3) Applied Ceramic Products Group, 4) Electronic Device Group, 5) Telecommunications Equipment Group, 6) Information Equipment Group and 7) Others.

Kyocera recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred and title and risk of loss have been transferred to the customer or services have been rendered, the sales price is fixed or determinable and collectability is reasonably assured in accordance with ASC 605, “Revenue Recognition.” Sales to customers in each of the above segments are based on the specific terms and conditions contained in basic contracts with customers and firm customer orders which detail the price, quantity and timing of the transfer of ownership (such as risk of loss and title) of the products.

For most customer orders, the transfer of ownership and revenue recognition occurs at the time of shipment of the products to the customer. For the remainder of customer orders, the transfer of ownership and revenue recognition occurs at the time of receipt of the products by the customer, with the exception of sales of solar power generating systems in the Applied Ceramic Products Group and information equipment in the Information Equipment Group for which sales are made to end users together with installation services. The transfer of ownership and revenue recognition in these cases occur at the completion of installation and customer acceptance, as Kyocera has no further obligations under the contracts and all revenue recognition criteria under ASC 605 are met. When Kyocera provides a combination of products and services, the arrangement is evaluated under ASC 605-25, “Multiple-Element Arrangements.”

In addition, in the Information Equipment Group, Kyocera may enter into sales contracts and lease agreements ranging from one to seven years directly with end users. Sales contracts and lease agreements may include installation services and have customer acceptance clauses. For sales and sales-type lease agreements, revenue is recognized at the completion of installation and customer acceptance which usually occurs on the same business day as delivery. For sales-type leases, unearned income (which represents interest) is amortized over the lease term using the effective interest method in accordance with ASC 840, “Leases.”

For all sales in the above segments, product returns are only accepted if the products are determined to be defective. There are no price protections, stock rotation or returns provisions, except for certain programs in the Electronic Device Group as noted below.

Sales Incentives

In the Electronic Device Group, sales to independent electronic component distributors may be subject to various sale programs for which a provision for incentive programs is recorded as a reduction of revenue at the time of sale, as further described below in accordance with ASC 605-50, “Customer Payments and Incentives” and ASC 605-15, “Products.”

(a) Distributor Stock Rotation Program

Stock rotation is a program whereby distributors are allowed to return for credit, qualified inventory, semi-annually, equal to a certain percentage of the previous six months net sales. In accordance with ASC 605-15, an estimated sales allowance for stock rotation is recorded at the time of sale based on a percentage of distributor sales using historical trends, current pricing and volume information, other market specific information and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future returns under the stock rotation program. Kyocera’s actual results approximate its estimates. When the products are returned and verified, the distributor is given credit against their accounts receivables.

(b) Distributor Ship-from-Stock and Debit Program

Ship-from-Stock and Debit (ship and debit) is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit programs require a request from the distributor for a pricing adjustment of a specific part for a sale to the distributor’s end customers from the distributor’s stock. Ship and debit authorizations may cover current and future distributor activity for a specific part for a sale to their customers. In accordance with ASC 605, at the time Kyocera records the sales to distributors, an allowance for the estimated future distributor activities related to such sales is provided since it is probable that such sales to distributors will result in ship and debit activities. In accordance with ASC 605-15, Kyocera records an estimated sales allowance based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noted in direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. These procedures require the exercise of significant judgments. Kyocera believes that these procedures enable Kyocera to make reliable estimates of future credits under the ship and debit program. Kyocera’s actual results approximate its estimates.

Sales Rebates

In the case of sales to distributors in the Applied Ceramic Products Group and Information Equipment Group, Kyocera provides cash rebates when predetermined sales targets are achieved during a certain period. Provisions for sales rebates are recorded as a reduction of revenue at the time of revenue recognition based on the best estimate of forecasted sales to each distributor in accordance with ASC 605-50.

Sales Returns

Kyocera records an estimated sales returns allowance at the time of sales based on historical return experience.

Products Warranty

For after-service costs to be paid during warranty periods, Kyocera accrues a product warranty liability for claims under warranties relating to the products that have been sold. Kyocera records an estimated product warranty liability based on its historical repair experience with consideration given to the expected level of future warranty costs.

In the Information Equipment Group, Kyocera provides a standard one year manufacturer’s warranty on its products. For sales directly to end users, Kyocera offers extended warranty plans that may be purchased and that are renewable in one year incremental periods at the end of the warranty term. Service revenues are recognized over the term of the related service maintenance contracts in accordance with ASC 605-20, “Services.”

(3) Cash and cash equivalents

Kyocera considers cash, bank deposits and all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents accounted for under ASC 305, “Cash and Cash Equivalents.”

(4) Translation of foreign currencies

Assets and liabilities of consolidated foreign subsidiaries and affiliates accounted for by the equity method are translated into Japanese yen at the exchange rates in effect on the respective balance sheet dates. Operating accounts are translated at the average exchange rates for the respective periods accounted for under ASC 830, “Foreign Currency Matters.” Translation adjustments result from the process of translating foreign currency denominated financial statements into Japanese yen. These translation adjustments, which are not included in the determination of net income, are included in other comprehensive income.

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect on the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

(5) Allowance for doubtful accounts

Kyocera maintains allowances for doubtful accounts related to trade notes receivables, trade accounts receivables and finance receivables for estimated losses resulting from customers’ inability to make timely payments, including interest on finance receivables. Kyocera’s estimates are based on various factors, including the length of past due payments, historical experience and current business environments. In circumstances where it is aware of a specific customer’s inability to meet its financial obligations, a specific allowance against these amounts is provided, considering the fair value of assets pledged by the customer as collateral. In addition, when Kyocera determines it is unable to collect receivables, Kyocera will directly write-off these receivables to expenses in the period incurred.

(6) Inventories

Inventories are accounted for under ASC 330, “Inventory.” Inventories are stated at the lower of cost or market. For finished goods and work in process, cost is mainly determined by the average method. For raw materials and supplies, cost is mainly determined by the first-in, first-out method. Kyocera recognizes estimated write-down of inventories for excess, slow-moving and obsolete inventories.

(7) Securities

Debt and equity securities are accounted for under ASC 320, “Investments—Debt and Equity Securities.” Securities classified as available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of taxes. Securities classified as held-to-maturity securities are recorded at amortized cost. Non-marketable equity securities are accounted for by the cost method in accordance with ASC 325, “Investments—Other.”

Kyocera evaluates whether the declines in fair value of securities are other-than-temporary. Other-than-temporary declines in fair value are recorded as a realized loss with a new cost basis. This evaluation is based mainly on the duration and the extent to which the fair value is less than cost, and the anticipated recoverability in fair value.

Kyocera also reviews its investments accounted for by the equity method for impairment quarterly in accordance with ASC 323, “Investments—Equity Method and Joint Ventures.” Factors considered in assessing whether an indication of other-than-temporary impairment exists include the achievement of business plan objectives and milestones including cash flow projections and the results of planned financing activities, the financial condition and prospects of each investee company, the fair value of the ownership interest relative to the carrying amount of the investment, the period of time during which the fair value of the ownership interest has been below the carrying amount of the investment and other relevant factors. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined through the use of various methodologies such as discounted cash flows and comparable valuations of similar companies.

(8) Property, plant and equipment and depreciation

Property, plant and equipment are accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera provides for depreciation of buildings, machinery and equipment over their estimated useful lives primarily on the declining balance method. The principal estimated useful lives used for computing depreciation are as follows:

Buildings	2 to 50 years
Machinery and equipment	2 to 20 years

Major renewals and betterments are capitalized as tangible assets and they are depreciated based on estimated useful lives. The costs of minor renewals, maintenance and repairs are charged to expenses in the period incurred. When assets are sold or otherwise disposed of, the gains or losses thereon, computed on the basis of the difference between depreciated costs and proceeds, are credited or charged to income in the period of disposal, and costs and accumulated depreciation are removed from accounts.

(9) Goodwill and other intangible assets

Goodwill and other intangible assets are accounted for under ASC 350, “Intangibles—Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives, rather than being amortized, are tested for impairment at least annually, and also following any events and changes in circumstances that might lead to impairment. Intangible assets with definite useful lives are amortized straight line over their respective estimated useful lives to their estimated residual values, and reviewed for impairment which are accounted for under ASC 360, “Property, Plant, and Equipment” whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

The principal estimated useful lives for intangible assets are as follows:

Software	2 to 10 years
Patent rights	2 to 12 years
Customer relationships	3 to 20 years

(10) Impairment of long-lived assets

Impairment of long-lived assets which include intangible assets with definite useful lives is accounted for under ASC 360, “Property, Plant, and Equipment.” Kyocera reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

Long-lived assets are considered to be impaired when the expected undiscounted cash flows from the asset group is less than its carrying value. A loss on impairment is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived assets.

(11) Derivative financial instruments

Derivatives are accounted for under ASC 815, “Derivatives and Hedging.” All derivatives are recorded as either assets or liabilities on the balance sheet and measured at fair value. Changes in the fair value of derivatives are charged to income. However cash flow hedges may qualify for hedge accounting, if the hedging relationship is expected to be highly effective in achieving offsetting cash flows of hedging instruments and hedged items. Under hedge accounting, changes in the fair value of the effective portion of these hedge derivatives are deferred in accumulated other comprehensive income and charged to income when the underlying transaction being hedged occurs.

Kyocera designates certain foreign currency forward contracts and interest rate swaps as cash flow hedges. Most of Kyocera’s foreign currency forward contracts are entered into as hedges of existing foreign currency denominated assets and liabilities. Accordingly, Kyocera records changes in fair value of these foreign currency forward contracts in income. It is expected that such changes will be offset by corresponding gains or losses on the underlying assets and liabilities.

Kyocera formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as cash flow hedge to specific assets and liabilities on the balance sheet or forecasted transactions. Kyocera also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items. When it is determined that a derivative is not highly effective hedge or that it has ceased to be a highly effective hedge, Kyocera discontinues hedge accounting prospectively. When a cash flow hedge is discontinued, the net derivative gains or losses remain in accumulated other comprehensive income, unless it is probable that the forecasted transaction will not occur at which point the derivative gains or losses are reclassified into income immediately.

(12) Commitments and contingencies

Commitments and contingencies are accounted for under ASC 450, “Contingencies.” Liabilities for loss contingencies are recorded when analysis indicates that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of loss can be estimated, we accrue the most likely amount. In the event that no amount in the range of probable loss is considered most likely, the minimum loss in the range is accrued. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. Legal costs are accrued as incurred.

(13) Stock-based compensation

Costs resulting from share-based payment transactions are accounted for under ASC 718, “Compensation—Stock Compensation,” Kyocera recognizes such costs in the quarterly consolidated financial statements by fair value based on measurement method.

(14) Net income attributable to shareholders of Kyocera Corporation

Earnings per share is accounted for under ASC 260, “Earnings Per Share.” Basic earnings per share attributable to shareholders of Kyocera Corporation is computed based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to shareholders of Kyocera Corporation is computed based on the diluted average number of shares of stock outstanding during each period.

(15) Research and development expenses and advertising expenses

Research and development expenses are accounted for under ASC 730, “Research and Development”, and charged to operations as incurred. Advertising expenses are accounted for under ASC 720-35, “Other Expenses—Advertising Costs”, and charged to operations as incurred.

(16) Use of estimates

The preparation of the quarterly consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the quarterly consolidated financial statements and accompanying notes. However, actual results could differ from those estimates and assumptions.

(17) Recently adopted accounting standards

On April 1, 2012, Kyocera adopted the FASB’s Accounting Standards Update (ASU) No. 2011-05, “Presentation of Comprehensive Income” and ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05.” ASU No. 2011-05 requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. It eliminates the current option to present the components of other comprehensive income as part of the statement of equity. ASU No. 2011-05 also requires reclassification adjustments and the effect of those adjustments on net income and other comprehensive income to be disclosed on the face of financial statements, however, the effective date of this requirement is deferred indefinitely by ASU No. 2011-12. As these accounting standards are a provision for presentation, the adoption of these accounting standards did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

On April 1, 2012, Kyocera adopted the FASB’s ASU No. 2011-08, “Testing Goodwill for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard did not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(18) Recently issued accounting standards

In July 2012, the FASB issued ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment.” This accounting standard permits an entity to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the impairment test. An entity is not required to calculate the fair value of the indefinite-lived intangible asset unless the entity determines that it is more likely than not that the indefinite-lived intangible asset is impaired. This accounting standard will be effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. As this accounting standard does not actually change how the impairment would be calculated, the adoption of this accounting standard will not have an impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

(19) Reclassifications

Certain reclassifications and format changes have been made to the consolidated balance sheets at March 31, 2012, and the consolidated statements of cash flows for six months ended September 30, 2011 to conform to the current presentation.

3. BUSINESS COMBINATION

On June 5, 2012, Kyocera Document Solutions Deutschland GmbH, a subsidiary of Kyocera Document Solutions Inc., a Japan based subsidiary, acquired 100% of the common stock of AKI GmbH to strengthen its document solutions business.

On August 1, 2012, Kyocera Document Solutions America, Inc., a subsidiary of Kyocera Document Solutions Inc., acquired information equipment sales business, related assets and liabilities from Nevill Business Machines, Inc. to expand its sales channels in the United States of America.

The results of operations of the acquired businesses were included into Kyocera’s quarterly consolidated financial statements since the acquisition date. For reporting segment, they are reported in the Information Equipment Group. The acquisitions did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.

On October 16, 2012, AVX Corporation, a U.S. based subsidiary, announced that it has signed an agreement with Nichicon Corporation to purchase its Tantalum Component Division for approximately ¥6,708 million (approximately $86 million) in cash. The annual component sales of the Division are approximately ¥5,850 million (approximately $75 million). The transaction is subject to customary closing conditions, including regulatory filings as may be required. The transaction is expected to close during the three months ending March 31, 2013.

On November 5, 2012, Kyocera Communication Systems Co., Ltd., a Japan based subsidiary, acquired 100% of the common stock of MOTEX Inc., a development and sales company of information technology assets management package software, and made it consolidated subsidiary with the aim of strengthening its security service business in information systems & telecommunication services business. The total purchase price for the transaction is ¥13,507 million. The calculation of the amounts of the identifiable assets and liabilities has not yet been completed.

4. DEBT SECURITIES, EQUITY SECURITIES AND OTHER INVESTMENTS

(1) Debt and equity securities with readily determinable fair values

Investments in debt and equity securities at March 31, 2012 and September 30, 2012, included in short-term investments in debt and equity securities and in long-term investments in debt and equity securities are summarized as follows:

	March 31, 2012				September 30, 2012
	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Cost*	Aggregate Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
	(Yen in millions)
Available-for-sale securities:
Marketable equity securities	¥266,070	¥333,840	¥68,057	¥287	¥276,590	¥383,766	¥107,714	¥538
Investment trusts	3,690	3,704	145	131	2,931	2,946	133	118

Total equity securities	269,760	337,544	68,202	418	279,521	386,712	107,847	656

Corporate bonds	12,735	11,941	0	794	12,327	11,140	0	1,187
Government bonds and public bonds	1,501	1,203	—	298	2,048	1,756	—	292

Total debt securities	14,236	13,144	0	1,092	14,375	12,896	0	1,479

Total available-for-sale securities	283,996	350,688	68,202	1,510	293,896	399,608	107,847	2,135

Held-to-maturity securities:
Corporate bonds	54,317	54,325	123	115	57,580	57,661	129	48
Government bonds and public bonds	13,949	13,949	13	13	9,366	9,380	14	0
Others	1,000	1,000	0	—	1,000	1,000	0	—

Total held-to-maturity securities	69,266	69,274	136	128	67,946	68,041	143	48

Total	¥353,262	¥419,962	¥68,338	¥1,638	¥361,842	¥467,649	¥107,990	¥2,183

*	Cost represents amortized cost for held-to-maturity securities and acquisition cost for available-for-sale securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

(2) Other investments

Kyocera holds time deposits and certificates of deposits which are due over three months to original maturity, non-marketable equity securities, long-term loans and investments in affiliates and unconsolidated subsidiaries. Carrying amounts of these investments at March 31, 2012 and September 30, 2012, included in other short-term investments and in other long-term investments, are summarized as follows:

	March 31, 2012	September 30, 2012
	(Yen in millions)
Time deposits and certificates of deposits (due over 3 months)	¥160,796	¥173,591
Non-marketable equity securities	15,393	10,393
Long-term loans	77	49
Investments in affiliates and unconsolidated subsidiaries	1,597	3,359

Total	¥177,863	¥187,392

5. FAIR VALUE

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The three levels of inputs that may be used to measure fair value are as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2:	Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3:	Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

(1) Assets and liabilities measured at fair value on a recurring basis

	March 31, 2012				September 30, 2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Yen in millions)
Current Assets:
Marketable equity securities	¥25	¥—	¥—	¥25	¥—	¥—	¥—	¥—
Investment trusts	2,386	—	—	2,386	1,473	—	—	1,473

Total equity securities	2,411	—	—	2,411	1,473	—	—	1,473

Corporate bonds	2,859	—	—	2,859	3,526	—	—	3,526
Government bonds and public bonds	168	—	—	168	942	—	—	942

Total debt securities	3,027	—	—	3,027	4,468	—	—	4,468

Foreign currency forward contracts	—	459	—	459	—	1,762	—	1,762

Total derivatives	—	459	—	459	—	1,762	—	1,762

Total current assets	5,438	459	—	5,897	5,941	1,762	—	7,703

Non-Current Assets:
Marketable equity securities	333,815	—	—	333,815	383,766	—	—	383,766
Investment trusts	66	1,252	—	1,318	31	1,442	—	1,473

Total equity securities	333,881	1,252	—	335,133	383,797	1,442	—	385,239

Corporate bonds	9,082	—	—	9,082	7,614	—	—	7,614
Government bonds and public bonds	1,035	—	—	1,035	814	—	—	814

Total debt securities	10,117	—	—	10,117	8,428	—	—	8,428

Total non-current assets	343,998	1,252	—	345,250	392,225	1,442	—	393,667

Total assets	¥349,436	¥1,711	¥—	¥351,147	¥398,166	¥3,204	¥—	¥401,370

Current Liabilities:
Foreign currency forward contracts	¥—	¥5,140	¥—	¥5,140	¥—	¥895	¥—	¥895
Interest rate swaps	—	28	—	28	—	25	—	25

Total derivatives	—	5,168	—	5,168	—	920	—	920

Total current liabilities	¥—	¥5,168	¥—	¥5,168	¥—	¥920	¥—	¥920

The fair value of Level 1 investments is quoted price in an active market with sufficient volume and frequency of transactions.

The fair value of Level 2 investments is other than quoted price included within Level 1 that is observable for the asset or liability, either directly or indirectly through corroboration with observable market data. Kyocera did not recognize any transfers between Levels 1 and 2 for the six months ended September 30, 2011 and 2012.

The fair value of Level 2 derivatives is estimated based on quotes from financial institutions. With respect to the detail information of derivatives, please refer to the Note 8 to the Quarterly Consolidated Financial Statements.

(2) Fair value of financial instruments

The fair values of financial instruments and the methods and assumptions used to estimate the fair value are as follows:

	March 31, 2012		September 30, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Yen in millions)
Assets (a):
Short-term investments in debt and equity securities	¥47,175	¥47,116	¥51,491	¥51,479
Long-term investments in debt and equity securities	372,779	372,846	416,063	416,170
Other long-term investments (excluding investments in affiliates and unconsolidated subsidiaries)	17,501	17,526	10,468	10,468

Total	¥437,455	¥437,488	¥478,022	¥478,117

Liabilities (b):
Long-term debt (including due within one year)	¥31,807	¥32,028	¥27,939	¥27,985

Total	¥31,807	¥32,028	¥27,939	¥27,985

(a)	For investments with active markets, fair value is based on quoted market prices. For non-marketable equity securities, it is not practicable to estimate the fair value of non-marketable equity securities because of the lack of the market price and difficulty in estimating fair value without incurring excessive cost. In addition, Kyocera did not identify any events or changes in circumstances that may have had a significant adverse effect on these investments. The aggregated carrying amounts of these investments included in the above table at March 31, 2012 and September 30, 2012 were ¥15,380 million and ¥10,380 million, respectively.

Fair value of held-to-maturity investments in debt securities is mainly classified as Level 1 and Level 2.

(b)	The fair value is estimated by discounting cash flows, using current interest rates for instruments with similar terms and remaining maturities, and classified as Level 2.

Carrying amounts of cash and cash equivalents, other short-term investments, trade notes receivables, trade accounts receivables, short-term borrowings, trade notes and accounts payable, and other notes and accounts payable approximate fair values because of the short maturity of these instruments.

6. INVENTORIES

Inventories at March 31, 2012 and September 30, 2012 are as follows:

	March 31, 2012	September 30, 2012
	(Yen in millions)
Finished goods	¥117,337	¥130,139
Work in process	54,700	51,794
Raw materials and supplies	98,299	93,795

Total	¥270,336	¥275,728

7. ALLOWANCE FOR DOUBTFUL ACCOUNTS

(1) Allowance for doubtful accounts that are deducted from the related receivables

Allowance for doubtful accounts that are deducted from the related receivables at March 31, 2012 and September 30, 2012 are as follows:

	March 31, 2012	September 30, 2012
	(Yen in millions)
Other current assets	¥518	¥523
Other long-term investments	44	11
Other assets	1,948	1,834

(2) Allowance for doubtful accounts related to lease receivables

Lease receivables represent capital leases which consist of sales-type leases. Most of the lease receivables are recognized at TA Triumph-Adler GmbH and its consolidated subsidiaries (TA), consolidated German subsidiaries of Kyocera Document Solutions Inc. These receivables typically have terms ranging from one year to seven years.

A reconciliation of the beginning and end amounts of allowance for doubtful accounts related to lease receivables are as follows:

TA estimates allowance for doubtful accounts related to lease receivables at the portfolio level.

	Six months ended September 30,
	2011	2012
	(Yen in millions)
Balance at beginning of period	¥493	¥382
Charged to costs or expenses, or charge-offs	12	27
Others*	(63)	(35)

Balance at end of period	¥442	¥374

	Three months ended September 30,
	2011	2012
	(Yen in millions)
Balance at beginning of period	¥554	¥353
Charged to costs or expenses, or charge-offs	(53)	17
Others*	(59)	4

Balance at end of period	¥442	¥374

*	Others consist mainly of foreign currency translation.

The amounts of lease receivables less allowances for doubtful accounts at March 31, 2012 and September 30, 2012 were ¥31,258 million and ¥28,037 million, respectively, which are included in other current assets and other assets in the consolidated balance sheets.

8. DERIVATIVES AND HEDGING

Kyocera’s activities are exposed to varieties of market risks, including the effects of changes in foreign currency exchange rates, interest rates and stock prices. Approximately 55% of Kyocera’s net sales are generated from overseas customers, which expose Kyocera to foreign currency exchange rates fluctuations. These financial exposures are monitored and managed by Kyocera as an integral part of its overall risk management program. Kyocera’s risk management program focuses on the unpredictability of financial markets and seeks to reduce the potentially adverse effects that the volatility of these markets may have on its operating results.

Kyocera maintains a foreign currency risk management strategy that uses derivative financial instruments, such as foreign currency forward contracts to minimize the volatility in its cash flows caused by changes in foreign currency exchange rates. Movements in foreign currency exchange rates pose a risk to Kyocera’s operations and competitive position, since exchange rates changes may affect the profitability, cash flows, and business and/or pricing strategies of non Japan-based competitors. These movements affect cross-border transactions that involve, but not limited to, direct export sales made in foreign currencies and raw material purchases incurred in foreign currencies.

Kyocera maintains an interest rate risk management strategy that uses derivative financial instruments, such as interest rate swaps to minimize significant, unanticipated cash flow fluctuations caused by interest rate volatility.

By using derivative financial instruments to hedge exposures to changes in exchange rates and interest rates, Kyocera became exposed to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contracts. When the fair value of a derivative contract is positive, the counterparty owes Kyocera, which creates repayment risk for Kyocera. When the fair value of a derivative contract is negative, Kyocera owes the counterparty and, therefore, it does not possess repayment risk. Kyocera minimizes the credit (or repayment) risk in derivative financial instruments by (a) entering into transactions with creditworthy counterparties, (b) limiting the amount of exposure to each counterparty, and (c) monitoring the financial condition of its counterparties.

Kyocera does not hold or issue such derivative financial instruments for trading purposes.

Cash Flow Hedges:

Kyocera uses certain foreign currency forward contracts with terms normally lasting for less than four months designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted transactions related to purchase commitments and sales. Kyocera also uses interest rate swaps mainly to convert a portion of its variable rates debt to fixed rates debt.

Other Derivatives:

Kyocera’s main direct foreign export sales and some import purchases are denominated in the customers’ and suppliers’ local currencies, principally the U.S. dollar and the Euro. Kyocera purchases foreign currency forward contracts to protect against the adverse effects that exchange rate fluctuations may have on foreign-currency-denominated trade receivables and payables. The gains and losses on both the derivatives and the foreign-currency-denominated trade receivables, payables are recorded as foreign currency transaction gains, net in the consolidated statement of income. Kyocera does not adopt hedge accounting for such derivatives.

The aggregate contractual amounts of derivative financial instruments at March 31, 2012 and September 30, 2012 are as follows:

	March 31, 2012	September 30, 2012
	(Yen in millions)
Derivatives designated as hedging instruments:
Foreign currency forward contracts	¥12,941	¥10,102
Interest rate swaps	963	123

Total	13,904	10,225

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	130,346	126,827

Total derivatives	¥144,250	¥137,052

The location and fair value of derivative financial instruments in the consolidated balance sheets at March 31, 2012 and September 30, 2012 are as follows:

	Location	March 31, 2012	September 30, 2012
		(Yen in millions)
Derivative assets:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current assets	¥135	¥111

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current assets	324	1,651

Total derivative assets		¥459	¥1,762

Derivative liabilities:
Derivatives designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	¥256	¥109
Interest rate swaps	Other current liabilities	28	25

Total		284	134

Derivatives not designated as hedging instruments:
Foreign currency forward contracts	Other current liabilities	4,884	786

Total derivative liabilities		¥5,168	¥920

The location and amount of derivative financial instruments in the comprehensive income for the six months ended September 30, 2011 and 2012 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

		Six months ended September 30,
		2011	2012
		(Yen in millions)
Foreign currency forward contracts		¥38	¥93
Interest rate swaps		(1)	(26)

Total		¥37	¥67

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)
		Six months ended September 30,
	Location	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥(106)	¥58
Foreign currency forward contracts	Cost of sales	203	(30)
Interest rate swaps	Interest expense	9	24

Total		¥106	¥52

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
		Six months ended September 30,
	Location	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥1	¥(17)

Derivatives not designated as hedging instruments: Gains (losses) recognized in income
		Six months ended September 30,
	Location	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥9,608	¥5,425
Currency swaps	Foreign currency transaction gains, net	(2)	—

Total		¥9,606	¥5,425

The location and amount of derivative financial instruments in the comprehensive income for the three months ended September 30, 2011 and 2012 are as follows:

Derivatives designated as cash flow hedge:

Gains (losses) recognized in net unrealized gains (losses) on derivative financial instruments

		Three months ended September 30,
		2011	2012
		(Yen in millions)
Foreign currency forward contracts		¥24	¥24
Interest rate swaps		(4)	(1)

Total		¥20	¥23

Gains (losses) recognized in income, which are reclassified from net unrealized gains (losses) on derivative financial instruments (effective portion)
		Three months ended September 30,
	Location	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Net sales	¥(15)	¥25
Foreign currency forward contracts	Cost of sales	88	30
Interest rate swaps	Interest expense	4	—

Total		¥77	¥55

Gains (losses) recognized in income (ineffective portion and amount excluded from effectiveness testing)
		Three months ended September 30,
	Location	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥0	¥2
Derivatives not designated as hedging instruments: Gains (losses) recognized in income
		Three months ended September 30,
	Location	2011	2012
		(Yen in millions)
Foreign currency forward contracts	Foreign currency transaction gains, net	¥6,622	¥(1,784)
Currency swaps	Foreign currency transaction gains, net	(11)	—

Total		¥6,611	¥(1,784)

9. BENEFIT PLANS

Domestic:

Kyocera Corporation and its major domestic subsidiaries sponsor funded defined benefit pension plans or unfunded retirement and severance plans for their employees.

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the six months ended September 30, 2011 and 2012 include the following components:

	Six months ended September 30,
	2011	2012
	(Yen in millions)
Service cost	¥4,649	¥5,022
Interest cost	1,251	1,162
Expected return on plan assets	(1,678)	(1,733)
Amortization of prior service cost	(2,164)	(2,164)
Recognized actuarial loss	570	753

Net periodic pension costs	¥2,628	¥3,040

Net periodic pension costs at Kyocera Corporation and its major domestic subsidiaries for the three months ended September 30, 2011 and 2012 include the following components:

	Three months ended September 30,
	2011	2012
	(Yen in millions)
Service cost	¥2,324	¥2,511
Interest cost	626	581
Expected return on plan assets	(839)	(866)
Amortization of prior service cost	(1,082)	(1,082)
Recognized actuarial loss	285	376

Net periodic pension costs	¥1,314	¥1,520

Foreign:

Kyocera’s foreign consolidated subsidiaries, such as Kyocera International, Inc. and its consolidated subsidiaries, AVX Corporation and its consolidated subsidiaries, and TA, maintain non-contributory defined benefit pension plans in the U.S., Germany and other countries.

Net periodic pension costs at these foreign subsidiaries for the six months ended September 30, 2011 and 2012 include the following components:

	Six months ended September 30,
	2011	2012
	(Yen in millions)
Service cost	¥155	¥166
Interest cost	903	794
Expected return on plan assets	(614)	(588)
Amortization of prior service cost	4	4
Recognized actuarial loss	121	204

Net periodic pension costs	¥569	¥580

Net periodic pension costs at these foreign subsidiaries for the three months ended September 30, 2011 and 2012 include the following components:

	Three months ended September 30,
	2011	2012
	(Yen in millions)
Service cost	¥75	¥82
Interest cost	439	392
Expected return on plan assets	(299)	(292)
Amortization of prior service cost	2	2
Recognized actuarial loss	59	102

Net periodic pension costs	¥276	¥286

10. COMMITMENTS AND CONTINGENCIES

As of September 30, 2012, Kyocera had contractual obligations for the acquisition or construction of property, plant and equipment aggregating ¥8,697 million principally due within one year.

Kyocera is a lessee under long-term operating leases primarily for office space and equipment. Future minimum lease commitments under non-cancelable operating leases as of September 30, 2012 are as follows:

September 30, 2012
(Yen in millions)
Due within 1 year	¥5,075
Due after 1 year but within 2 years	3,296
Due after 2 years but within 3 years	1,999
Due after 3 years but within 4 years	1,260
Due after 4 years but within 5 years	889
Thereafter	967

Total	¥13,486

Kyocera has entered into purchase agreements for a certain portion of an anticipated quantity of materials used in its operations. Under those agreements, during the six months ended September 30, 2012 and during the three months ended September 30, 2012, Kyocera purchased ¥6,996 million and ¥3,302 million, respectively and is obligated to purchase ¥185,814 million in total by the end of December 2020.

Kyocera guarantees the debt of employees, an investee and an unconsolidated subsidiary. As of September 30, 2012, the total amount of these guarantees was ¥561 million. The financial guarantees are made in the form of commitments and letters of awareness issued to financial institutions and generally obligate Kyocera to make payments in the event of default by the borrowers.

AVX corporation (AVX), a U.S. based subsidiary, has been identified by the United States Environmental Protection Agency (EPA), state governmental agencies or other private parties as a potentially responsible party (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) or equivalent state or local laws for clean-up and response costs associated with certain sites at which remediation is required with respect to prior contamination. Because CERCLA has generally been construed to authorize joint and several liability, the EPA could seek to recover all clean-up costs from any one of the PRPs at a site despite the involvement of other PRPs. At certain sites, financially responsible PRPs other than AVX also are, or have been, involved in site investigation and clean-up activities. AVX believes that liability resulting from these sites will be apportioned between AVX and other PRPs.

To resolve its liability at the sites at which AVX has been named a PRP, AVX has entered into various administrative orders and consent decrees with federal and state regulatory agencies governing the timing and nature of investigation and remediation. As is customary, the orders and decrees regarding sites where the PRPs are not themselves implementing the chosen remedy contain provisions allowing the EPA to reopen the agreement and seek additional amounts from settling PRPs in the event that certain contingencies occur, such as the discovery of significant new information about site conditions.

In 1991, in connection with a consent decree (1992 Consent Decree), AVX paid ¥8,878 million ($66 million), plus interest, toward the environmental conditions at, and remediation of, New Bedford Harbor in the Commonwealth of Massachusetts (the harbor) in settlement with the United States and the Commonwealth of Massachusetts, subject to reopener provisions, including a reopener if certain remediation costs for the site exceed ¥10,179 million ($130.5 million).

On April 18, 2012, the EPA issued to AVX a Unilateral Administrative Order (UAO) directing AVX to perform the Remedial Design, the Remedial Action and Operation and Maintenance as set forth in the UAO, for the harbor clean-up, pursuant to the reopener provision. The original effective date set forth in the UAO was June 18, 2012 (and subsequently extended to January 2, 2013), pursuant to which AVX had to inform the EPA if it intends to comply with the UAO.

On October 10, 2012, the EPA, the United States, and the Commonwealth of Massachusetts and AVX announced that they had reached a financial settlement with respect to the EPA’s ongoing clean-up of the harbor. That agreement is contained in a Supplemental Consent Decree that modifies certain provisions of the 1992 Consent Decree, including elimination of the governments’ right to invoke the clean-up reopener provisions in the future. In accordance with the settlement, AVX will pay ¥28,568 million ($366.25 million), plus interest computed from August 1, 2012, in three installments over a two-year period for use by the EPA and the Commonwealth to complete the clean-up of the harbor, and the EPA will withdraw the UAO. The settlement requires approval by the United States District Court before becoming final.

AVX recorded a charge of ¥21,300 million ($266.25 million) with respect to this matter for the three months ended June 30, 2012 in addition to the ¥7,900 million ($100 million) charge recorded in the three months ended March 31, 2012. Kyocera included this charge in selling, general and administrative expenses in the consolidated statements of income for the six months ended September 30, 2012.

In addition to the above matter, Kyocera is involved in various environmental matters and Kyocera currently has certain amount of reserves related to such environmental matters. The amount recorded for identified contingent liabilities is based on estimates. Amounts recorded are reviewed periodically and adjusted to reflect additional legal and technical information that becomes available. The uncertainties about the status of laws, regulations, regulatory actions, technology and information related to individual sites make it difficult to develop an estimate of the reasonably possible aggregate environmental remediation exposure; therefore these costs could differ from our current estimates.

Kyocera is also subject to various lawsuits and claims which arise, in the ordinary course of business. Kyocera consults with legal counsel and assesses the likelihood of adverse outcome of these contingencies. Kyocera records liabilities for these contingencies when the likelihood of an adverse outcome is probable and the amount can be reasonably estimated. Based on the information available, management believes that damages, if any, resulting from these actions will not have a material impact on Kyocera’s consolidated results of operations, financial condition and cash flows.

11. EQUITY

Cash dividends per share are those declared with respect to the earnings for the respective periods for which dividends are proposed by the Board of Directors. Dividends are charged to retained earnings in the year in which they are declared.

Based on the resolution at the ordinary general shareholders’ meeting held on June 27, 2012, Kyocera Corporation declared year-end cash dividends totaling ¥11,007 million, ¥60 per share of common stock effective June 28, 2012 to shareholders of record on March 31, 2012.

Based on the resolution for the payment of interim dividends at the board of directors held on October 31, 2012, Kyocera declared cash dividends totaling ¥11,006 million, ¥60 per share of common stock effective December 5, 2012 to shareholders of record on September 30, 2012.

Changes in Kyocera Corporation shareholders’ equity, noncontrolling interests and total equity for the six months ended September 30, 2011 and 2012 are as follows:

	Six months ended September 30,
	2011			2012
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Balance at beginning of period	¥1,420,263	¥63,096	¥1,483,359	¥1,469,505	¥64,736	¥1,534,241
Comprehensive income (loss)	23,280	(106)	23,174	31,237	(4,123)	27,114
Cash dividends to Kyocera Corporation’s shareholders	(12,846)	—	(12,846)	(11,007)	—	(11,007)
Cash dividends to noncontrolling interests	—	(877)	(877)	—	(994)	(994)
Others	(477)	(278)	(755)	92	(584)	(492)

Balance at end of period	¥1,430,220	¥61,835	¥1,492,055	¥1,489,827	¥59,035	¥1,548,862

Comprehensive income (loss) and tax effect allocated to each components of other comprehensive income (loss) for the six months ended September 30, 2011 and 2012 are as follows:

	Six months ended September 30,
	2011			2012
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Net income	¥46,768	¥3,959	¥50,727	¥25,371	¥(1,516)	¥23,855
Net unrealized gains (losses) on securities	3,871	(64)	3,807	25,021	(12)	25,009
Net unrealized gains on derivative financial instruments	37	17	54	67	33	100
Pension adjustments	(548)	60	(488)	(424)	20	(404)
Foreign currency translation adjustments	(26,848)	(4,078)	(30,926)	(18,798)	(2,648)	(21,446)

Comprehensive income (loss)	¥23,280	¥(106)	¥23,174	¥31,237	¥(4,123)	¥27,114

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the six months ended September 30, 2011:*
Net unrealized gains on securities	¥6,506	¥(2,699)	¥3,807
Net unrealized gains on derivative financial instruments	72	(18)	54
Pension adjustments	(1,108)	620	(488)
Foreign currency translation adjustments	(30,928)	2	(30,926)

Other comprehensive loss	¥(25,458)	¥(2,095)	¥(27,553)

For the six months ended September 30, 2012:
Net unrealized gains on securities	¥39,134	¥(14,125)	¥25,009
Net unrealized gains on derivative financial instruments	125	(25)	100
Pension adjustments	(854)	450	(404)
Foreign currency translation adjustments	(21,446)	—	(21,446)

Other comprehensive income	¥16,959	¥(13,700)	¥3,259

*	Information for the six months ended September 30, 2011 is presented to conform to current presentation.

Comprehensive income (loss) and tax effect allocated to each components of other comprehensive income (loss) for the three months ended September 30, 2011 and 2012 are as follows:

	Three months ended September 30,
	2011			2012
	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity	Kyocera Corporation shareholders’ equity	Noncontrolling interests	Total equity
	(Yen in millions)
Net income	¥21,964	¥2,021	¥23,985	¥18,801	¥1,277	¥20,078
Net unrealized gains (losses) on securities	(16,974)	(67)	(17,041)	35,854	(5)	35,849
Net unrealized gains on derivative financial instruments	20	12	32	23	10	33
Pension adjustments	(202)	37	(165)	(331)	21	(310)
Foreign currency translation adjustments	(21,428)	(2,972)	(24,400)	(2,424)	(347)	(2,771)

Comprehensive income (loss)	¥(16,620)	¥(969)	¥(17,589)	¥51,923	¥956	¥52,879

	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
	(Yen in millions)
For the three months ended September 30, 2011:*
Net unrealized losses on securities	¥(28,838)	¥11,797	¥(17,041)
Net unrealized gains on derivative financial instruments	43	(11)	32
Pension adjustments	(482)	317	(165)
Foreign currency translation adjustments	(24,402)	2	(24,400)

Other comprehensive loss	¥(53,679)	¥12,105	¥(41,574)

For the three months ended September 30, 2012:
Net unrealized gains on securities	¥56,012	¥(20,163)	¥35,849
Net unrealized gains on derivative financial instruments	44	(11)	33
Pension adjustments	(529)	219	(310)
Foreign currency translation adjustments	(2,771)	—	(2,771)

Other comprehensive income	¥52,756	¥(19,955)	¥32,801

*	Information for the three months ended September 30, 2011 is presented to conform to current presentation.

12. SUPPLEMENTAL EXPENSE INFORMATION

Supplemental expense information is as follows:

	Six months ended September 30,
	2011	2012
	(Yen in millions)
Research and development expenses	¥23,665	¥23,866
Advertising expenses	3,496	3,027
Shipping and handling cost included in selling, general and administrative expenses	8,547	9,071

	Three months ended September 30,
	2011	2012
	(Yen in millions)
Research and development expenses	¥11,726	¥12,121
Advertising expenses	1,461	1,410
Shipping and handling cost included in selling, general and administrative expenses	4,335	4,471

13. SEGMENT REPORTING

Kyocera manufactures and sells a highly diversified range of products, including components involving fine ceramic technologies and applied ceramic products, telecommunications and information equipment etc.

Kyocera categorizes its operations into seven reporting segments: (1) Fine Ceramic Parts Group, (2) Semiconductor Parts Group, (3) Applied Ceramic Products Group, (4) Electronic Device Group, (5) Telecommunications Equipment Group, (6) Information Equipment Group, and (7) Others.

Main products or businesses of each reporting segment are as follows:

(1) Fine Ceramic Parts Group

Components for Semiconductor Processing Equipment and LCD Manufacturing Equipment

Information & Telecommunication Components

General Industrial Ceramic Components

Sapphire Substrates

Automotive Components

(2) Semiconductor Parts Group

Ceramic Packages for Crystal and SAW Devices

CMOS/CCD Image Sensor Ceramic Packages

LSI Ceramic Packages

Wireless Communication Device Packages

Optical Communication Device Packages and Components

Organic Multilayer Packages and Substrates

(3) Applied Ceramic Products Group

Residential and Industrial Solar Power Generating Systems

Solar Cells and Modules

Cutting Tools, Micro Drills

Medical and Dental Implants

Jewelry and Fine Ceramic Application Products

(4) Electronic Device Group

Ceramic Capacitors, Tantalum Capacitors

SAW Devices, RF Modules, EMI Filters

Clock Oscillators, Crystal Units, Ceramic Resonators, Optical Low Pass Filters

Connectors

Thermal Printheads, Inkjet Printheads

Amorphous Silicon Photoreceptor Drums

LCDs, Touch Panels

(5) Telecommunications Equipment Group

Mobile Phone Handsets

PHS related Products such as PHS Mobile Phone Handsets and PHS Base Stations

(6) Information Equipment Group

Black & White and Color Office Equipment such as ECOSYS Printers and Multifunction Peripherals

Wide Format Multifunctional Systems

Printer and Multifunction Peripherals Supplies

Business Solution Services such as Managed Print Service

(7) Others

Information Systems & Telecommunication Services,

Engineering Business, Management Consulting Business

Epoxy Molding Compounds for Semiconductor Encapsulation,

Electrical Insulators, Flexible Printed Circuit Sheet Materials, Synthetic Resin Molded Parts

Realty Development

LED Lighting Systems

Inter-segment sales, operating revenue and transfers are made with reference to prevailing market prices. Transactions between reportable segments are immaterial and not shown separately.

Operating profit for each reporting segment represents net sales, less related costs and operating expenses, excluding corporate gains, equity in earnings, income taxes and net income attributable to noncontrolling interests.

Kyocera’s sales to KDDI Corporation and its consolidated subsidiaries (KDDI group) which are mainly recorded in the Telecommunications Equipment Group are as follows:

	Six months ended September 30,
	2011	2012
Amount of sales to KDDI group (Yen in millions)	¥57,812	¥48,433
Ratio of amount of sale to KDDI group to consolidated net sales (%)	9.6	8.0

	Three months ended September 30,
	2011	2012
Amount of sales to KDDI group (Yen in millions)	¥27,748	¥22,448
Ratio of amount of sale to KDDI group to consolidated net sales (%)	9.3	7.2

Information by reporting segments for the six and three months ended September 30, 2011 and 2012 is summarized as follows:

Reporting Segments

	Six months ended September 30,
	2011	2012
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥41,981	¥38,399
Semiconductor Parts Group	81,754	82,483
Applied Ceramic Products Group	90,712	85,424
Electronic Device Group	115,830	140,815
Telecommunications Equipment Group	90,024	84,333
Information Equipment Group	121,190	116,787
Others	76,186	74,861
Adjustments and eliminations	(13,409)	(14,671)

Net sales	¥604,268	¥608,431

Income before income taxes:
Fine Ceramic Parts Group	¥7,268	¥4,535
Semiconductor Parts Group	17,873	13,862
Applied Ceramic Products Group	6,356	5,288
Electronic Device Group	17,623	(11,879)
Telecommunications Equipment Group	326	801
Information Equipment Group	15,828	11,106
Others	3,495	4,345

Total operating profit	68,769	28,058
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	7,359	8,136
Adjustments and eliminations	(563)	(462)

Income before income taxes	¥75,565	¥35,732

Depreciation and amortization:
Fine Ceramic Parts Group	¥2,966	¥3,028
Semiconductor Parts Group	5,363	5,496
Applied Ceramic Products Group	7,078	7,022
Electronic Device Group	6,285	6,891
Telecommunications Equipment Group	4,376	3,684
Information Equipment Group	5,007	4,369
Others	2,262	2,053
Corporate	1,056	992

Total	¥34,393	¥33,535

Capital expenditures:
Fine Ceramic Parts Group	¥6,418	¥2,003
Semiconductor Parts Group	6,907	6,293
Applied Ceramic Products Group	5,314	5,318
Electronic Device Group	9,315	5,313
Telecommunications Equipment Group	2,183	1,608
Information Equipment Group	1,752	3,302
Others	1,414	883
Corporate	1,221	1,806

Total	¥34,524	¥26,526

Reporting Segments

	Three months ended September 30,
	2011	2012
	(Yen in millions)
Net sales:
Fine Ceramic Parts Group	¥21,466	¥19,330
Semiconductor Parts Group	40,979	44,083
Applied Ceramic Products Group	45,277	42,824
Electronic Device Group	56,413	70,924
Telecommunications Equipment Group	41,075	42,812
Information Equipment Group	61,000	58,304
Others	39,917	40,172
Adjustments and eliminations	(7,090)	(7,744)

Net sales	¥299,037	¥310,705

Income before income taxes:
Fine Ceramic Parts Group	¥3,816	¥2,201
Semiconductor Parts Group	8,568	8,157
Applied Ceramic Products Group	2,045	3,805
Electronic Device Group	8,217	5,624
Telecommunications Equipment Group	1,067	1,007
Information Equipment Group	8,214	5,404
Others	2,701	3,101

Total operating profit	34,628	29,299
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	1,409	2,106
Adjustments and eliminations	(394)	(400)

Income before income taxes	¥35,643	¥31,005

Depreciation and amortization:
Fine Ceramic Parts Group	¥1,561	¥1,553
Semiconductor Parts Group	2,789	2,881
Applied Ceramic Products Group	3,793	3,735
Electronic Device Group	3,260	3,526
Telecommunications Equipment Group	2,198	1,837
Information Equipment Group	2,502	2,184
Others	1,141	1,048
Corporate	543	506

Total	¥17,787	¥17,270

Capital expenditures:
Fine Ceramic Parts Group	¥3,206	¥668
Semiconductor Parts Group	4,712	4,010
Applied Ceramic Products Group	3,440	2,690
Electronic Device Group	3,781	2,729
Telecommunications Equipment Group	1,342	837
Information Equipment Group	827	1,221
Others	595	424
Corporate	610	756

Total	¥18,513	¥13,335

Geographic segments (Net sales by region)

	Six months ended September 30,
	2011	2012
	(Yen in millions)
Net sales:
Japan	¥275,957	¥274,848
Asia	109,461	112,735
United States of America	85,876	100,724
Europe	103,604	93,226
Others	29,370	26,898

Net sales	¥604,268	¥608,431

	Three months ended September 30,
	2011	2012
	(Yen in millions)
Net sales:
Japan	¥141,725	¥141,737
Asia	53,730	57,208
United States of America	39,126	51,226
Europe	50,333	46,060
Others	14,123	14,474

Net sales	¥299,037	¥310,705

There are no individually material countries with respect to revenue from external customers in Asia, Europe and Others.

Geographic Segments (Net sales and Income before income taxes by Geographic area)

	Six months ended September 30,
	2011	2012
	(Yen in millions)
Net sales:
Japan	¥282,445	¥299,753
Intra-group sales and transfer between geographic areas	216,285	204,034

	498,730	503,787

Asia	94,499	95,900
Intra-group sales and transfer between geographic areas	85,837	123,808

	180,336	219,708

United States of America	105,654	103,382
Intra-group sales and transfer between geographic areas	11,455	12,688

	117,109	116,070

Europe	108,673	97,595
Intra-group sales and transfer between geographic areas	17,052	16,407

	125,725	114,002

Others	12,997	11,801
Intra-group sales and transfer between geographic areas	6,314	6,042

	19,311	17,843

Adjustments and eliminations	(336,943)	(362,979)

Net sales	¥604,268	¥608,431

Income before income taxes:
Japan	¥42,602	¥28,442
Asia	11,322	11,847
United States of America	9,160	(14,191)
Europe	6,842	1,770
Others	835	194

	70,761	28,062
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	7,359	8,136
Adjustments and eliminations	(2,555)	(466)

Income before income taxes	¥75,565	¥35,732

	Three months ended September 30,
	2011	2012
	(Yen in millions)
Net sales:
Japan	¥145,074	¥153,788
Intra-group sales and transfer between geographic areas	104,011	106,646

	249,085	260,434

Asia	46,317	49,162
Intra-group sales and transfer between geographic areas	42,547	65,646

	88,864	114,808

United States of America	48,587	54,137
Intra-group sales and transfer between geographic areas	5,800	6,092

	54,387	60,229

Europe	52,870	47,821
Intra-group sales and transfer between geographic areas	8,097	8,961

	60,967	56,782

Others	6,189	5,797
Intra-group sales and transfer between geographic areas	3,322	3,002

	9,511	8,799

Adjustments and eliminations	(163,777)	(190,347)

Net sales	¥299,037	¥310,705

Income before income taxes:
Japan	¥22,700	¥19,541
Asia	5,112	6,508
United States of America	4,034	3,209
Europe	2,581	735
Others	149	144

	34,576	30,137
Corporate gains and Equity in earnings of affiliates and unconsolidated subsidiaries	1,409	2,106
Adjustments and eliminations	(342)	(1,238)

Income before income taxes	¥35,643	¥31,005

14. PER SHARE INFORMATION

A reconciliation of the numerators and the denominators of basic and diluted earnings per share computations are as follows:

	Six months ended September 30,
	2011	2012
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥46,768	¥25,371

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥254.93	¥138.31
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥254.93	¥138.31

Basic weighted average number of shares outstanding	183,457	183,443
Diluted weighted average number of shares outstanding	183,457	183,443

	Three months ended September 30,
	2011	2012
	(Yen in millions and shares in thousands, except per share amounts)
Net income attributable to shareholders of Kyocera Corporation	¥21,964	¥18,801

Basic earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥119.73	¥102.49
Diluted earnings per share:
Net income attributable to shareholders of Kyocera Corporation	¥119.73	¥102.49

Basic weighted average number of shares outstanding	183,446	183,442
Diluted weighted average number of shares outstanding	183,446	183,442

Reference Information (Unaudited)

1. Production (Sales price)

	Six months ended September 30,				Increase (Decrease) %
	2011		2012
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥42,981	7.1	¥38,004	6.1	(11.6)
Semiconductor Parts Group	84,495	14.1	83,073	13.4	(1.7)
Applied Ceramic Products Group	92,386	15.4	96,299	15.6	4.2
Electronic Device Group	115,578	19.3	139,657	22.6	20.8

Total Components Business	335,440	55.9	357,033	57.7	6.4
Telecommunications Equipment Group	85,896	14.3	86,450	14.0	0.6
Information Equipment Group	127,973	21.4	120,997	19.6	(5.5)

Total Equipment Business	213,869	35.7	207,447	33.6	(3.0)
Others	50,236	8.4	53,983	8.7	7.5

Production	¥599,545	100.0	¥618,463	100.0	3.2

2. Orders

	Six months ended September 30,				Increase (Decrease) %
	2011		2012
	Amount	% to the total	Amount	% to the total
	(Yen in millions)
Fine Ceramic Parts Group	¥41,840	6.9	¥38,950	6.0	(6.9)
Semiconductor Parts Group	83,267	13.8	87,378	13.5	4.9
Applied Ceramic Products Group	94,020	15.5	104,403	16.1	11.0
Electronic Device Group	115,304	19.1	143,898	22.2	24.8

Total Components Business	334,431	55.3	374,629	57.8	12.0
Telecommunications Equipment Group	86,356	14.3	92,129	14.2	6.7
Information Equipment Group	120,933	20.0	116,812	18.0	(3.4)

Total Equipment Business	207,289	34.3	208,941	32.2	0.8
Others	76,461	12.7	79,222	12.2	3.6
Adjustments and eliminations	(13,881)	(2.3)	(14,659)	(2.2)	—

Orders	¥604,300	100.0	¥648,133	100.0	7.3